Mail Stop 4569 					November 22, 2005

By U.S. Mail and facsimile to (313) 234-2800

Mr. Carl G. Verboncouer
Chief Executive Officer and Treasurer
Rydex Specialized Products LLC
9601 Blackwell Road - Suite 500
Rockville, Maryland  20850

      Re:      Euro Currency Trust
      Amendment Two to Registration Statement on Form S-1
      Filed on October 25, 2005
                        File Number 333-125581

Dear Mr. Verboncouer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You frequently refer to the Initial Purchaser in the beginning of the registration statement without explanation. Please revise to describe the role and purpose of the Initial Purchaser.
2. Refer to prior comment 31. Please note that prior to going effective you must include audited financial statements in order to meet the requirements of Item 11 of Form S-1.

Prospectus Summary - Trust Structure, page 1
3. We note that your website, www.currencyshares.com, does not work.
Please revise or make sure that the website works before going effective.

The Offering, page 3
Trust Expense, page 4
4. We note your response to prior comment number 14 regarding other
Trust expenses. Given the impact that other Trust expenses can have on a Shareholder`s investment, please revise to include your response as part of the disclosure under Trust Expenses on page 4 and state clearly who shall pay for the other Trust expenses.

Creation and Redemption of Shares, page 29
Redemption Procedures, page 32
5. We note your response to prior comment number 16; however, we saw no changes in the diagram showing that the investor can also sell their shares.

Expenses of the Trust, page 37
6. We note your response to prior comment number 20. It remains unclear who shall pay legal expenses exceeding $100,000 as well as any expense not stipulated in the registration statement.
7. Please revise to state, if applicable, that fees charged to the Trust (such as in the comment above) shall be borne by the Shareholder.

Statements, Filings and Reports, page 39
8. Please include the new disclosure in the last paragraph of this section as part of your description of Trust Expenses on page 4.

Plan of Distribution, page 45
9. In the third paragraph, please revise to insert "neither
Authorized Participants nor" after "Dealers who are", delete "not" and insert "nonetheless" after the words "but are."

License Agreement, page 46
10. Given the importance of the License Agreement and that it constitutes a risk factor, please revise to provide disclosure similar to that which you deleted on page 48 in the most recent amendment.

Notes to Financial Statement
Note 2A: Euro Deposits, page F-4
11. Refer to prior comment 37. In your footnotes for future filings, please specifically state that for the purposes of the Statement of
Cash Flows the term "cash" includes Euro Deposits. Refer to paragraph 10 of SFAS 95.
Note 2E: Revenue Recognition, page F-5
12. Refer to prior comments 30 and 40. Please revise here and in future filings, to state which method (FIFO, LIFO, or average cost) will be utilized to account for the realized gains and losses. Please provide us with support for the methodology chosen by management and refer us to the accounting literature considered.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Donald Walker at (202) 551-3490 or Margaret Fitzgerald at (202) 551-3556 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A. Geishecker at (202) 551-3422 or me at (202) 551-3698
with
any other questions.




Sincerely,





Mark S. Webb

Legal Branch Chief



cc:	Yvette M. Van Riper, Esq.
      Jonathan S. Mallin, Esq.
      Foley & Lardner LLP
      One Detroit Center
      500 Woodward Avenue, Suite 2700
      Detroit, MI 48226-3489
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??

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Mr. Carl G. Verboncouer
Euro Currency Trust
November 22, 2005
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